Exhibit 1.A

Unless the context otherwise requires, all references in this Exhibit 1.A to “BRF S.A.,” “BRF,” the “company,” “we,” “our,” “ours,” “us” and similar terms are to BRF S.A. and its consolidated subsidiaries and jointly controlled companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with (i) our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2020, or 2020 Form 20-F, (ii) the information set forth under “Item 5. Operating and Financial Review and Prospects” in our 2020 Form 20-F and (iii) our unaudited condensed consolidated interim financial information filed on the Report on Form 6-K which we furnished to the SEC on January 18, 2021, or unaudited condensed consolidated interim financial information.

Results of Operations

Results of Operations as a Percentage of Net Sales for the Nine Months Ended September 30, 2021 Compared to the Nine Months Ended September 30, 2020

The following table sets forth the components of our results of operations in reais and as a percentage of net sales for the nine months ended September 30, 2021 and 2020.

	Nine Months Ended September 30,
	2021		2020
	(in thousands of reais)	(%)	(in thousands of reais)	(%)

Net sales	34,618,863	100.0	27,995,582	100.0
Cost of sales	(27,573,239)	(79.6)	(21,419,255)	(76.5)
Gross profit	7,045,624	20.4	6,576,327	23.5
Operating income (expenses)
Selling expenses	(4,624,899)	(13.4)	(4,011,692)	(14.3)
General and administrative expenses	(573,966)	(1.7)	(550,373)	(2.0)
Impairment loss on trade receivables	(11,627)	—	(15,126)	(0.1)
Other operating income (expenses), net	103,581	0.3	91,243	0.3
Income before financial results and income taxes	1,938,713	5.6	2,090,379	7.5
Financial income	340,283	1.0	267,413	1.0
Financial expenses	(2,470,878)	(7.1)	(1,327,579)	(4.7)
Foreign exchange and monetary variations	(216,381)	(0.6)	(173,025)	(0.6)
Financial income (expenses), net	(2,346,976)	(6.8)	(1,233,191)	(4.4)
Income (loss) before taxes	(408,263)	(1.2)	857,188	3.1
Income taxes	(38,818)	(0.1)	(234,654)	(0.8)
Income (loss) from continuing operations	(447,081)	(1.3)	622,534	2.2
Loss from discontinued operations	(47,802)	(0.1)	—	—
Income (loss) for the period	(494,883)	(1.4)	622,534	2.2
Net income (loss) from continuing operations Attributable to:
Controlling shareholders	(454,014)	(1.3)	609,668	2.2
Non-controlling interest	6,933	—	12,866	—
	(447,081)	(1.3)	622,534	2.2
Net loss from discontinued operations
Attributable to:
Controlling shareholders	(47,802)	(0.1)	—	—
Non-controlling interest	—	—	—	—
Total	(47,802)	(0.1)	—	—

1

Presentation of Operating Segments and Net Sales Information

Our operating segments include: (i) Brazil; (ii) International, which concentrates all of our operations outside Brazil; and (iii) Other. These segments include sales through all of our distribution channels and operations, subdivided according to the nature of the following products: (i) poultry (whole poultry and in natura cuts), (ii) pork and others (in natura cuts); (iii) processed (processed foods, frozen and processed products derived from poultry, pork, margarine, vegetables and soybean-based products); and (iv) other sales (flour for food service and others). Other is divided into commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), health care (health and wellness) and pet food, as well as commercialization of agricultural products. See note 24 to our unaudited condensed consolidated interim financial information for a breakdown of net sales by segment.

We report net sales after deducting taxes on gross sales and discounts and returns. Our total sales deductions can be broken down as follows:

•	ICMS Taxes – ICMS is a state value-added tax on our gross sales in the Brazilian market at a rate that varies by state and product sold. Our average ICMS tax rate for the nine months ended September 30, 2021 was 9.50%. However, exports are not subject to these taxes.
•	PIS and COFINS Taxes – The PIS and the COFINS taxes are federal social contribution taxes levied on gross revenues from the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS for the nine months ended September 30, 2021. However, (1) exports are not subject to these taxes, (2) we currently benefit from a reduction of the tax rate to zero with respect to our in natura pork and poultry cuts and (3) our financial revenues are subject to PIS and COFINS at tax rates of 0.65% and 4.0%, respectively. For more information, see below Risk Factors—Risks Relating to Brazil—Changes in tax laws or changes in their interpretation may increase our tax burden and, as a result, negatively affect our results of operations and financial condition.”
•	Discounts, Returns and Other Deductions – Discounts, returns and other deductions are unconditional discounts granted to customers, product returns and other deductions from gross sales.

Most of our deductions from gross sales are attributable to the ICMS, PIS and COFINS taxes. As a result, our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

The table below sets forth our gross sales and deductions for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
	2021	2020	Change
	(in thousands of reais)		(%)

Gross sales
Brazil	21,802,401	18,018,393	21.0%
International	16,826,837	13,440,650	25.2%
Other segments	1,473,572	968,825	52.1%
Total	40,102,810	32,427,868	23.7%
Sales deduction
Brazil	(4,200,139)	(3,428,677)	22.5%
International	(1,129,075)	(908,292)	24.3%
Other segments	(154,733)	(95,317)	62.3%
Total	(5,483,947)	(4,432,286)	23.7%
Net sales
Brazil	17,602,262	14,589,716	20.6%
International	15,697,762	12,532,358	25.3%
Other segments	1,318,839	873,508	51.0%
Total	34,618,863	27,995,582	23.7%

2

Nine Months Ended September 30, 2021 Compared to the Nine Months Ended September 30, 2020

The following provides a comparison of our results of operations for the nine months ended September 30, 2021 against our results of operations for the nine months ended September 30, 2020, based on our unaudited condensed consolidated interim financial information.

Net Sales

Our net sales increased R$6,623,281 thousand, or 23.7%, to R$34,618,863 thousand in the nine months ended September 30, 2021 from R$27,995,582 thousand in the corresponding period in 2020, primarily due to an increase of 3.2% in sales volume in the nine months ended September 30, 2021 compared to sales volume in the nine months ended September 30, 2020 (particularly in the International and Other segments) and increase in average selling prices across all segments of 19.8% in the nine months ended September 30, 2021 compared to average selling prices in the nine months ended September 30, 2020.

Brazil Segment

Net sales from our Brazil segment increased R$3,012,546 thousand, or 20.6%, to R$17,602,262 thousand in the nine months ended September 30, 2021 from R$14,589,716 thousand in the corresponding period in 2020, primarily due to an increase of 21.4% in average selling prices in the nine months ended September 30, 2021 compared to average selling prices in the nine months ended September 30, 2020. In addition, in the challenging context of loss of consumer confidence and pessimist economic outlook, our competitive advantages, such as brand preference, broad distribution and comprehensive portfolio, among others, are a testament of the effectiveness of our strategy in the Brazilian market, as we successfully conducted price increases to balance the industry margins especially in the processed food and margarine categories, resulting in higher average selling prices.

The following table provides a breakdown of our sales volumes and net sales for our Brazil segment.

	Volume Nine Months Ended September 30,			Net Sales Nine Months Ended September 30,
	2021	2020	Change	2021	2020	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)

Poultry	351	343	2.3	3,324,314	2,670,960	24.5
Pork and other	91	93	(2.2)	1,056,356	930,967	13.5
Total in natura meat	442	436	1.4	4,380,670	3,601,927	21.6
Processed	1,237	1,255	(1.4)	13,167,042	10,966,468	20.1
Other sales	3	1	200.0	54,550	21,321	155.9
Total	1,682	1,692	(0.6)	17,602,262	14,589,716	20.6

The following table sets forth our average selling prices in our Brazil segment.

	Average Selling Prices Nine Months Ended September 30,
	2021	2020	Change
	(in reais per kg)		(%)

Brazil	10.47	8.62	21.4

International Segment

Net sales from our International segment increased R$3,165,404 thousand, or 25.3%, to R$15,697,762 thousand in the nine months ended September 30, 2021 from R$12,532,358 thousand in the corresponding period in 2020, primarily due to an expansion of sales volume of 5.6%, a consequence of increased demand for food products, and an increase of average selling prices of 18.6%, of which a part is due to the depreciation of the real against the U.S. dollar during the period (approximately 4.5%). We perceive that food demand is growing, which we believe reflects the increased pace of vaccinations against COVID-19, leading to a more optimistic scenario, growth of economic activity and return of the food service channel, contributing to the general recovery of the food industry.

3

The following table provides a breakdown of our sales volume and net sales for our International segment.

	Volume Nine Months Ended September 30,			Net Sales Nine Months Ended September 30,
	2021	2020	Change	2021	2020	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)

Poultry	1,116	1,062	5.1	11,291,729	8,994,799	25.5
Pork and other	148	143	3.5	1,959,218	1,656,655	18.3
Total in natura meat	1,264	1,205	4.9	13,250,947	10,651,454	4.4
Processed	194	174	11.5	2,162,453	1,664,171	29.9
Other sales	2	3	(33.3)	284,362	216,733	31.2
Total	1,460	1,382	5.6	15,697,762	12,532,358	25.3

The following table provides a further breakdown of the sales volume and net sales of the International segment into Asia, direct exports and delivered duty paid (DDP) halal.

	Volume Nine Months Ended September 30,			Net Sales Nine Months Ended September 30,
	2021	2020	Change	2021	2020	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)

Asia	424	415	2.2	4,819,200	4,155,842	16.0
Direct exports	512	434	18.0	4,565,719	3,018,041	51.3
DDP halal	524	533	(1.7)	6,312,843	5,358,475	17.8
Total	1,460	1,382	5.6	15,697,762	12,532,358	25.3

The following table sets forth our average selling prices for our International segment.

	Average Selling Prices Nine Months Ended September 30,
	2021	2020	Change
	(in reais per kg)		(%)

International	10.75	9.07	18.6

Other Segment

Net sales from our Other segment increased R$445,331 thousand, or 51.0%, to R$1,318,839 thousand in the nine months ended September 30, 2021 from R$873,508 thousand in the corresponding period in 2020, mainly driven by the expansion of (i) the Ingredients business, which processes our byproducts through the creation of high value-added and sustainable products, and (ii) the BRF pet business, mainly through an organic expansion in 2021 of our portfolio of products as well as inorganic growth through the acquisitions of Hercosul and Mogiana, acquisitions which were closed August 2, 2021 and September 1, 2021, respectively.

The following table provides a breakdown of our sales volumes and net sales for our Other segment.

	Volume Nine Months Ended September 30,			Net Sales Nine Months Ended September 30,
	2021	2020	Change	2021	2020	Change
	(in thousands of tons)		(%)	(in thousands of reais)		(%)

Other Segment	244	207	17.9	1,318,839	873,508	51.0

4

The following table sets forth our average selling prices for our Other segment.

	Average Selling Prices Nine Months Ended September 30,
	2021	2020	Change
	(in reais per kg)		(%)

Other Segment	5.41	4.22	28.1

Cost of Sales

Cost of sales totaled R$27,573,239 thousand in the nine months ended September 30, 2021, an increase of 28.7% compared to R$21,419,255 thousand in the corresponding period in 2020. This increase in cost of sales for the nine months ended September 30, 2021 is attributable to (i) an increase in volumes; (ii) an increase of grain prices; (iii) inflation effects on main production inputs, e.g., plastic packaging and cardboard packaging; and (iv) higher costs of fuel, freight, storage and port services.

Gross Profit

Our gross profit increased R$469,297 thousand, or 7.1%, to R$7,045,624 thousand in the nine months ended September 30, 2021 from R$6,576,327 thousand in the corresponding period in 2020, with a gross margin of 20.6% in the nine months ended September 30, 2021 compared to 23.49% in the corresponding period in 2020. This decrease in gross margin was driven primarily by the unprecedented inflation of commodities on a global scale, which triggered higher costs of raw materials, packaging and freight, amongst others. By adjusting our average selling prices, we managed to reduce the impact of these higher costs.

The following table provides a breakdown of our gross profit for our Brazil, International and Other segments with a further breakdown of the International segment into the Asia, direct export and DDP halal markets.

	Nine Months Ended September 30,
	2021	2020	Change (%)
	(in thousands of reais, except where indicated)
Brazil	3,702,325	3,509,205	5.5
International	2,960,116	2,891,783	2.4
Asia	824,389	1,197,878	(31.2)
Direct exports	562,924	417,024	35.0
DDP halal	1,572,803	1,276,881	23.2
Other segments	383,183	175,339	118.5
Total	7,045,624	6,576,327	7.1

Operating Income (Expenses)

Our operating expenses increased by 13.8% in the nine months ended September 31, 2021, to R$5,106,911 thousand in the nine months ended September 30, 2021 from R$4,485,948 thousand in the nine months ended September 30, 2020, primarily due to the drivers described below.

Selling Expenses

Our selling expenses increased R$613,207 thousand, or 15.3%, to R$4,624,899 thousand in the nine months ended September 30, 2021 from R$4,011,692 thousand in the corresponding period in 2020, primarily as a result of higher freight costs and inflation. Our selling expenses represented 13.4% of the net revenues in the nine months ended September 30, 2021, a decrease of 0.9 p.p. compared to 14.3% in the nine months ended September 30, 2020.

5

General and Administrative Expenses

Our general and administrative expenses increased R$23,593 thousand, or 4.3%, to R$573,966 thousand in the nine months ended September 30, 2021 from R$550,373 thousand in the corresponding period in 2020. The increase was mainly due to an increase of 11.6% in expenses with salaries and employees’ benefits. In order to reduce the impact of these expenses, we implemented an expense control through our expense management matrix, automation of controls and processes and re-engineering process.

Other Operating Income (Expenses), Net

Other operating income (expenses), net, amounted to an income of R$103,581 thousand in the nine months ended September 30, 2021 as compared to an income of R$91,243 thousand in the corresponding period in 2020. This increase is mainly attributable to: (i) lower income from PIS and COFINS taxes recoveries in the amount of R$67,781 thousand in the nine months ended September 30, 2021 compared to R$295,593 thousand in the corresponding period in 2020, (ii) net reversal of provisions for civil and tax risks in the amount of R$42,518 thousand in the nine months ended September 30, 2021 compared to net expenses of R$79,238 thousand in the corresponding period in 2020, mainly due to the termination of the lawsuits related to ICMS credits in the context of the “Guerra Fiscal” (see note 20.2.1 to our audited consolidated financial statements for the year ended December 31, 2020 included in our 2020 Form 20-F), and (iii) gains on the disposal of non-financial assets in the amount of R$89,775 thousand in the nine months ended September 30, 2021 compared to losses of R$24,026 thousand in the corresponding period in 2020.

Income Before Financial Results and Income Taxes

Our income before financial results and income taxes decreased R$151,666 thousand, or 7.3%, to R$1,938,713 thousand in the nine months ended September 30, 2021, compared to income before financial results and income taxes of R$2,090,379 thousand in the corresponding period in 2020.

The table below sets forth our income before financial results and income taxes for each segment and for Corporate:

	Income (Loss) Before Financial Results and Income Taxes
	Nine Months Ended September 30,
	2021	2020	Change
	(in thousands of reais)		(%)

Brazil	1,015,749	1,282,928	(20.8)
International	569,495	868,636	(34.4)
Other Segments	282,076	122,654	130.0
Subtotal	1,867,320	2,274,218	(17.9)
Corporate	71,393	(183,839)	(138.8)
Total	1,938,713	2,090,379	(7.3)

Financial Income (Expenses), Net

Financial expenses, net increased R$1,113,785 thousand, or 90.3%, to R$2,346,976 thousand in the nine months ended September 30, 2021from R$1,233,191 thousand in the corresponding period in 2020. This increase in financial expenses, net is mainly a result of (i) the negative impact of the remeasurement of the fair value of the put option granted by us to Qatar Investment Authority to sell its interest in TBQ (owner of Banvit) to BRF Foods GmbH, our indirect wholly-owned subsidiary, in the amount of R$812,392 thousand; (ii) higher interest expenses mainly due to increasing Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, inflation rate (6.9% for the nine months ended September 30, 2021 compared to 1.34% for the same period in 2020); and (iii) higher net charges on general obligations and rights.

6

Income Taxes

In the nine months ended September 30, 2021, expense with income taxes decreased R$195,836 thousand, or 83.5%, to an expense of R$38,818 thousand in the nine months ended September 30, 2021 from an expense of R$234,654 thousand in the corresponding period in 2020. Our effective tax rate in the nine months ended September 30, 2021 represented an expense of 9.5% compared to an effective tax rate that represented an expense of 27.4% in the corresponding period in 2020. This variation was primarily due to deferred tax assets that we did not recognize in 2021 because we determined that the realization of these tax assets was not probable, in addition to the composition of the results of foreign subsidiaries that are taxed at different tax rates, as disclosed in note 10 of our unaudited condensed consolidated interim financial information.

Income (Loss) from Continuing Operations

Income (loss) from continuing operations amounted to a loss of R$447,081 thousand in the nine months ended September 30, 2021, a change of R$1,069,615 thousand from an income from continuing operations of R$622,534 thousand in the corresponding period in 2020, mainly due to the financial results, as described above.

Loss from Discontinued Operations

Loss from discontinued operations amounted to R$47,802 thousand in the nine months ended September 30, 2021, as compared to no income or loss from discontinued operations in the corresponding period in 2020, mainly due to the completion, in 2021, of the price adjustment processes related to the sale of Campo Austral S.A. and Avex S.A., both executed in 2019.

Income (Loss) for the Period

As a result of the foregoing, we recorded a loss of R$494,883 thousand in the nine months ended September 30, 2021, as compared to an income of R$622,534 thousand in the corresponding period in 2020.

Liquidity and Capital Resources

As of September 30, 2021, we held R$6,889,844 thousand in cash and cash equivalents. Of that amount, R$2,685,784 thousand, or 38.98%, was held in jurisdictions outside Brazil. We regularly review the amount of cash and cash equivalents held outside of Brazil to determine the amounts necessary to fund the current operations of our foreign subsidiaries and their growth initiatives as well as amounts needed to service our Brazilian indebtedness and related obligations. If these amounts are moved out of these jurisdictions or repatriated to Brazil, we may be subject to Brazilian tax upon repatriation.

Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs and acquisitions, and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flows from operating activities, loans and other financings and sales of marketable securities. Although we have substantial debt that will mature in coming years, we believe that our current cash and cash equivalents, along with our cash flows from operating activities and plans for the extension of the maturity of a portion of our current indebtedness will be sufficient to cover our working capital needs and the service of our indebtedness in the ordinary course of our business.

Cash Flows

	Nine Months Ended September 30,
	2021	2020
	(in thousands of reais)
Net cash provided by operating activities⁽[1]⁾	2,933,654	6,112,523
Net cash used in investing activities	(2,688,424)	(923,071)
Net cash provided by (used in) financing activities⁽[1]⁾	(959,579)	694,605
Effect of exchange rate variation on cash and cash equivalents	27,568	1,276,745
Net increase (decrease) in cash and cash equivalents	(686,781)	7,160,802

(1) In the nine months ended on September 30, 2021, we changed the classification of payment of interest in the statement of cash flows, reclassifying this item from Operating Activities to Financing Activities. This change was made for better presentation of our cash flows and convergence with the reports used by our management.

7

Cash Flows Provided by Operating Activities

We recorded net cash flows provided by operating activities of R$2,933,654 thousand in the nine months ended September 30, 2021, compared to cash flows provided by operating activities of R$6,112,523 thousand in the corresponding period in 2020. The decrease of R$3,178,869 thousand is mainly due to the higher allocation of resources to working capital items in the amount of R$816,799 thousand and a decrease of R$1,320,369 thousand in the cash effect of derivatives for the period.

Cash Flows Used in Investing Activities

We recorded net cash flows used in investing activities of R$2,688,424 thousand in the nine months ended September 30, 2021, compared to net cash flows used in investing activities of R$923,071 thousand in the corresponding period in 2020. The increase of R$1,765,353 thousand is mainly due to increased investments in fixed, intangible and biological assets in the amount of R$764,607 thousand and to the business combinations in the period with Joody Al Sharqiya Food Production Factory, Hercosul Group and Mogiana Alimentos S.A. in the amount of R$983,709 thousand.

Cash Flows Provided by (Used in) Financing Activities

We recorded net cash flows used in financing activities of R$959,579 thousand in the nine months ended September 30, 2021, compared to net cash flows provided by financing activities of R$694,605 thousand in the corresponding period in 2020. This change is mainly due to a decrease in the amount of proceeds from debt issuance in the nine months ended September 30, 2021 (in the amount of R$850,440 thousand, net of repayments), compared to an amount of R$2,305,470 thousand in the same period of 2020.

Our Indebtedness

We use the net proceeds of our indebtedness primarily for capital expenditures, working capital and purchases of raw materials. The following table sets forth our net indebtedness (according to the type of debt and currency) net of cash, cash equivalents, marketable securities, restricted cash and derivative financial instruments for the periods indicated.

	As of September 30, 2021	As of December 31, 2020

	(in thousands of reais, except where indicated)

Total loans and borrowings (current and non-current)	(24,178,602)	(22,404,426)
Local currency	(7,912,388)	(6,665,292)
Foreign currency	(16,266,214)	(15,739,134)
Cash, cash equivalents and marketable securities and restricted cash	7,633,462	8,259,718
Local currency	4,585,400	4,131,230
Foreign currency	3,048,062	4,128,488
Derivative financial instruments, net (current and non-current)	(136,941)	(7,706)
Net Debt(1)	(16,682,081)	(14,152,414)

(1)	We define Net Debt as total loans and borrowings (current and non-current) plus derivative financial instruments, net (current and non-current) minus cash and cash equivalents (including marketable securities, current and non-current, and restricted cash, current and non-current). Net Debt is a supplemental measure of our financial condition and used in making certain management decisions. It is not a prescribed measure under IFRS.

8

The table below provides a further breakdown of our indebtedness by type of debt.

	As of September 30, 2021			As of December 31, 2020
	Current Loans and Borrowings	Non-current Loans and Borrowings	Total Loans and Borrowings	Total Loans and Borrowings
	(in thousands of reais)

Working capital	316,019	11,459	327,478	368,681
Certificate of agribusiness receivables	37,435	884,199	921,634	821,093
Development bank credit lines	4,142	4,534	8,676	⸻
Debentures	123,205	4,003,653	4,126,858	3,022,005
Export credit facility	19,807	2,481,800	2,501,607	2,408,697
Other	26,135	⸻	26,135	44,816
Total local currency	526,743	7,385,645	7,912,388	6,665,292
Bonds	1,526,536	13,514,156	15,040,692	14,829,993
Export credit facility	149,640	157,262	306,902	392,636
Advances for foreign exchange rate contracts	261,984	⸻	261,984	⸻
Working capital	396,347	260,289	656,636	516,505
Total foreign currency	2,334,507	13,931,707	16,266,214	15,739,134
Total	2,861,250	21,317,352	24,178,602	22,404,426

The maturity schedule of our indebtedness is as follows:

	As of September 30, 2021
	(in thousands of reais)

	Principal	Interest

Current (October 1, 2021 through September 30, 2022)	2,226,146	1,215,423
Noncurrent:
2022 (October 1, 2022 through December 31, 2022)	400,000	130,504
2023	2,839,213	1,109,438
2024	2,054,081	957,502
2025	907,058	905,152
2026 onwards	18,569,561	8,400,958

Our principal debt instruments as of September 30, 2021 are described below. For more information on these facilities, including information on average interest rates and weighted average maturities, see our unaudited consolidated interim financial information for the nine months ended September 30, 2021 and see note 15 to our audited consolidated financial statements for the year ended December 31, 2020 included in our 2020 Form 20-F.

Local Currency Debt

Working Capital Facilities

Rural Credit Financing. We had rural credit loans in the amount of R$301,978 thousand as of September 30, 2021 with several commercial banks under a Brazilian federal government program that offers favorable interest rates of 5.23% per year, as an incentive to invest in rural activities, with maturity dates in 2022. We generally use the proceeds of these loans for working capital. These credit lines are included under “Working capital” in the table above.

Other Working Capital Facilities. We had other working capital facilities in the amount of R$25,500 thousand as of September 30, 2021 with several commercial banks, with maturity dates from 2021 through 2025. We generally use the proceeds of these loans for working capital. These credit lines are included under “Working capital” in the table above.

9

Certificate of Agribusiness Receivables (CRAs)

On December 16, 2016, BRF concluded an issuance of CRAs related to the public offer of distribution of the 1st and 2nd Series of the 1st Issue of Vert Companhia Securitizadora, in the amount of R$1.5 billion, net of interest. The principal of the CRAs of the 1st Series matured in a single installment on December 16, 2020, with interest payable every eight months. The principal of the CRAs of the 2nd Series matures in a single installment on December 18, 2023, with interest payable every 16 or 18 months. As of September 30, 2021, the balance of these CRAs totaled R$921,634 thousand.

Debentures

On July 1, 2019, BRF completed a public offering in Brazil of non-convertible unsecured debentures in the aggregate amount of R$750,000 thousand. R$70,000 thousand aggregate principal amount of which bear interest based on a rate of CDI plus a spread of 0.8% per year and mature in 2022, R$411,732 thousand aggregate principal amount of which bear interest based on the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) rate plus a spread of 5.5% per year and mature in 2026 and R$268,268 thousand aggregate principal amount of which bear interest based on the CDI rate plus a spread of 1.45% per year and mature in 2026. As of September 30, 2021, the outstanding principal and interest amount of the debentures was R$815,842 thousand.

On July 14, 2020, we concluded a debenture issuance in the amount of R$2,200,000 thousand. We issued in two series 2,200,000 non-convertible unsecured debentures with nominal unit value of R$1,000.00, which were privately placed with VERT Companhia Securitizadora to back its 46th issuance of CRAs. A description of the series of this debenture issuance is below:

•	First Series: The principal amount of the 705,000 debentures of the 1st series matures in a single installment on July 15, 2027, with interest payable every six months. The debentures of the 1st series bear interest equal to IPCA plus 5.30% per year; and
•	Second Series: The principal amount of the 1,495,000 debentures of the 2nd series matures in three installments, the first on July 17, 2028 (33.33% of the updated outstanding principal amount), the second on July 16, 2029 (50% of the updated outstanding principal amount) and the third on July 15, 2030 (100% of the updated outstanding principal amount), with interest payable every six months. The debentures of the 2nd series bear interest equal to IPCA plus 5.60% per year.

As of September 30, 2021, the outstanding principal and interest amount of the debentures was R$2,292,024 thousand.

On June 2, 2021, we concluded a debenture issuance in the amount of R$1,000,000 thousand. We issued 1,000,000 non-convertible unsecured debentures with nominal unit value of R$1,000.00, which were privately placed with VERT Companhia Securitizadora to back its 60th issuance of CRAs. The principal amount matures in a single installment on May 14, 2031, with interest payable every six months. The debentures bear interest equal to IPCA plus 4.7843% per year. As of September 30, 2021, the outstanding principal and interest amount of the debentures was R$1,018,992 thousand.

Export Credit Facilities

Export Credit Notes. We have export credit notes in local currency, totaling R$2,501,607 thousand as of September 30, 2021. These notes bear interest at CDI rates, and mature in 2023. These credit lines are included under “Export credit facilities” in the table above.

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See also “Recent Developments—Export Credit Facilities with Bank of America and Banco do Brasil.”

Other

State Tax Incentive Financing Programs. We also had R$26,135 thousand outstanding as of September 30, 2021 under credit facilities offered by the State of Goiás under tax incentive programs to promote investments in such state. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in that state. The credit facilities have a 20-year term from 2019 and fixed or variable interest rates based on the IGP-M plus a margin. This credit line is included under “Other” in the table above.

Investment Fund in Credit Rights Receivables. On December 18, 2018, we established an investment fund in credit rights receivables (Fundo de Investimento em Direitos Creditórios) or FIDC. We assign to the FIDC, and its sole objective is to acquire, from time to time, our receivables generated from commercial transactions between us and our customers in Brazil. The FIDC is a closed-ended fund and its quotas shall be repaid within five years. As of September 30, 2021, the FIDC held receivables in the amount of R$770,894 thousand.

Foreign Currency Debt

Bonds

2022 Notes. On June 6, 2012, we issued senior notes in an aggregate principal amount of U.S.$500,000 thousand, or the 2022 Notes. The 2022 Notes bear interest at a rate of 5.875% per year and mature on June 6, 2022. Later in June 2012, we issued an additional U.S.$250,000 thousand aggregate principal amount of 2022 Notes. In May 2015, we repurchased U.S.$577,100 thousand in aggregate principal amount of the 2022 Notes in a tender offer. In September 2016, we repurchased U.S.$54,200 thousand in aggregate principal amount of the 2022 Notes in a tender offer. In September 2019, we repurchased U.S.$9,350 thousand in aggregate principal amount of 2022 Notes in a tender offer. In July 2020, we repurchased U.S.$27,190 thousand in aggregate principal amount of the 2022 Notes in a tender offer. In September 2020, we repurchased U.S.$11,194 thousand in aggregate principal amount of the 2022 Notes in a tender offer. As of September 30, 2021, the outstanding principal and interest amount of the 2022 Notes amounted to R$392,757 thousand.

2023 Notes. On May 15, 2013, we issued senior notes in an aggregate principal amount of U.S.$500,000 thousand, or the 2023 Notes. The 2023 Notes bear interest at a rate of 3.95% per year and mature on May 22, 2023. In September 2019, we repurchased U.S.$154,011 thousand in aggregate principal amount of the 2023 Notes. In July 2020, we repurchased U.S.$60,567 thousand in aggregate principal amount of the 2023 Notes in a tender offer. In September 2020, we repurchased U.S.$51,389 thousand in aggregate principal amount of the 2023 Notes in a tender offer. As of September 30, 2021, the outstanding principal and interest amount of the 2023 Notes amounted to R$1,283,410 thousand.

2024 Notes. On May 15, 2014, we issued senior notes in an aggregate principal amount of U.S.$750,000 thousand, or the 2024 Notes. The 2024 Notes bear interest at a rate of 4.75% per year and mature on May 22, 2024. In September 2019, we repurchased U.S.$230,957 thousand in aggregate principal amount of the 2024 Notes in a tender offer. In July 2020, we repurchased U.S.$64,144 thousand in aggregate principal amount of the 2024 Notes in a tender offer. In September 2020, we repurchased U.S.$158,351 thousand in aggregate principal amount of the 2024 Notes in a tender offer. As of September 30, 2021, the outstanding principal and interest amount of the 2024 Notes amounted to R$1,633,188 thousand.

Euro Notes. On May 29, 2015, we issued senior notes in the aggregate principal amount of €500,000 thousand, orthe Euro Notes. The Euro Notes bear interest at a rate of 2.750% and mature on May 3, 2022. In September 2019, we repurchased €175,219 thousand in aggregate principal amount of the Euro Notes. In July 2020, we repurchased €119,061 thousand in aggregate principal amount of the Euro Notes in a tender offer. In September 2020, we repurchased €39,048 in aggregate principal amount of the Euro Notes in a tender offer. As of September 30, 2021, the aggregate outstanding principal and interest amount of the Euro Notes amounted to R$1,060,043 thousand.

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2026 Notes. On September 29, 2016, we, through our wholly-owned subsidiary BRF GmbH, issued senior notes in the aggregate principal amount of U.S.$500,000 thousand, or the 2026 Notes. The 2026 Notes bear interest at a rate of 4.35% per year and mature on September 29, 2026. In September 2020, we repurchased U.S.$718 thousand in aggregate principal amount of the 2026 Notes in a tender offer. As of September 30, 2021, the outstanding principal and interest amount of the 2026 Notes amounted to R$2,676,797 thousand.

2030 Notes. On September 19, 2019, we issued senior notes in an aggregate principal amount of U.S.$750,000 thousand, or the 2030 Notes. The 2030 Notes bear interest at a rate of 4.875% per year and mature on January 24, 2030. In June 2021, we repurchased U.S.$59,402 thousand in aggregate principal amount of the 2030 Notes in a tender offer. As of September 30, 2021, the outstanding principal and interest amount of the 2030 Notes amounted to R$3,760,174 thousand.

2050 Notes. We issued senior notes in an aggregate principal amount of U.S.$500,000 thousand on September 21, 2020 and additional senior notes in an aggregate principal amount of U.S.$300,000 thousand on October 26, 2020 (collectively, the 2050 Notes) for an aggregate amount of the series of U.S.$800,000 thousand. The 2050 Notes bear interest at a rate of 5.750% per year and mature on September 21, 2050. As of September 30, 2021, the outstanding principal and interest amount of the 2050 Notes amounted to R$4,234,323 thousand.

Export Credit Facility

Export Prepayment Facilities. We had an aggregate outstanding amount of R$306,902 thousand as of September 30, 2021 under our export credit facilities. The indebtedness under these facilities is denominated in U.S. dollars, with maturity dates between 2021 and 2024. Interest under these facilities accrues interest at LIBOR plus a spread. Under this facility, we receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. These facilities are generally guaranteed by BRF S.A. The covenants under these agreements include limitations on liens and mergers.

Advances for Foreign Exchange Rate Contracts

In August 2021, we had advances on foreign exchange contracts to fund exports at a fixed interest rate with maturity in February 2022. As of September 30, 2021, the outstanding amount under these contracts was R$261,984 thousand.

Working Capital

Working Capital in Foreign Currency. These are funds obtained from financial institutions, mainly used for working capital and short-term import financing operations of subsidiaries principally located in Turkey. This funding is denominated in Turkish lira, with maturity dates from 2021 through 2027. As of September 30, 2021, the aggregate principal amount outstanding under these working capital facilities was equivalent to R$656,636 thousand.

Derivatives

We entered into foreign currency exchange derivatives under which we had a negative fair value of R$46,258 thousand, commodity derivatives under which we had a negative fair value of R$56,745 thousand and interest rate derivatives under which we had a negative fair value of R$33,938 thousand, in each case as of September 30, 2021. The counterparties include several Brazilian financial institutions and involve interest rate swaps, the purchase and sale of non-deliverable forwards and options of currencies and commodities. The derivatives mature between 2021 and 2031. These derivatives are recorded in our statement of financial position as derivative financial instruments.

Covenants and Covenant Compliance

Several of the instruments governing our indebtedness contain limitations on liens, and some of the instruments governing our indebtedness contain other covenants, such as limitations on mergers and sales of assets, and transactions with affiliates. As of September 30, 2021, we were in compliance with the covenants contained in our debt instruments. Our debt instruments include customary events of default. The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or enable a creditor under another debt instrument to accelerate that indebtedness.

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